                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                               Owosso Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
      --------------------------------------------------------------------
                         (Title of Class of Securities)


                                   691217 10 3
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                                 (CUSIP Number)

          George B. Lemmon, Jr., President and Chief Executive Officer
                        22543 Fisher Road, P.O. Box 6660
                               Watertown, NY 13601
                                  315-782-5910
      --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 18, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.  691217 10 3                                         Page 2 of 5 Pages
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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George B. Lemmon, Jr.
--------- ---------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)     |_|
                                                                  (b)     |_|
--------- ---------------------------------------------------------------------
    3     SEC USE ONLY

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    4     SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          |_|

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

--------------------------------- -------- ------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER        2,348,277
            SHARES
         BENEFICIALLY             -------- ------------------------------------
           OWNED BY                  8     SHARED VOTING POWER        237,538
        EACH REPORTING
          PERSON WITH             -------- ------------------------------------
                                     9     SOLE DISPOSITIVE POWER   2,348,277


                                  -------- ------------------------------------
                                    10     SHARED DISPOSITIVE POWER   237,538

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  2,585,515

--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                         |_|
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  43%

--------- ---------------------------------------------------------------------
   14e    TYPE OF REPORTING PERSON
                                  IN

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
ITEM 1.   SECURITY AND ISSUER.

          Title of Class of Equity Securities: Common Stock

          Name of Issuer: Owosso Corporation

          Address of Issuer's Principal Executive Offices: 22543 Fisher Road, P.O. Box 6660
                                                           Watertown, NY 13601

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.  691217 10 3                                         Page 3 of 5 Pages
----------------------                                         -----------------

ITEM 2.   IDENTITY AND BACKGROUND.

          George B. Lemmon, Jr., a U.S. citizen, is the President and Chief Executive Officer of the Issuer. He is also a member of the board of directors of the Issuer. Mr. Lemmon, Jr. is the sole general partner of the Ann Peterkin Snyder Family Limited Partnership, L.P. (the "Snyder LP"), which is the sole general partner of Lemmon Drop Enterprises, L.P ("Lemmon Drop"). The principal business address of Mr. Lemmon is The Triad Building, 2200 Renaissance Boulevard, Suite 150, King of Prussia, PA 19406.

          During the past five years, Mr. Lemmon, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On July 18, 2003, each of the 1996 Trust of George B. Lemmon for George B. Lemmon, Jr., dated 2/28/96 (the "GBL Trust"), 1996 Trust of George B. Lemmon for Andreana P. Lemmon dated 2/28/96 ("APL Trust"), 1996 Trust of George B. Lemmon for Danielle B. Lemmon dated 2/28/96 (the "DBL Trust") and 1996 Trust of George B. Lemmon for Nadine A. Lemmon dated 2/28/96 (the "NAL Trust," and together with the GBL Trust, APL Trust and DBL Trust, collectively, the "Trusts") transferred its1/4% general partnership interest in Lemmon Drop, which immediately prior to the transfer held 1,500,000 shares of the Issuer's common stock, to the Snyder LP and were subsequently dissolved. Mr. John R. Reese, the former Chairman of the board of directors of the Issuer, had been the sole trustee of each of the Trusts. Immediately after the transfer of the general partnership interests in Lemmon Drop to the Snyder LP, certain heirs of George B. Lemmon, including Mr. Lemmon, Jr., contributed in the aggregate an additional 590,671 shares to Lemmon Drop, which now holds 2,090,671 shares of common stock of the Issuer in the aggregate. The Snyder LP is an indirect beneficial owner of 2,090,671 shares of common stock of the Issuer. Mr. Lemmon, Jr. acquired an indirect beneficial interest in 2,090,671 shares of Common Stock of the Issuer by virtue of his being the sole general partner of the Snyder LP.

ITEM 4.   PURPOSE OF TRANSACTION.

          The transfer of the 1% general partnership interest in Lemmon Drop from the Trusts to the Snyder LP, which is controlled by Mr. Lemmon, Jr. as the sole general partner thereof, as well as the transfer of the additional 590,671 shares of common stock of the Issuer was undertaken in order to encourage discussions with various parties including the Issuer's board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Mr. Lemmon, Jr. might make may affect control of the Issuer or may relate to one or more of the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the composition of the board of directors of the Issuer, a change in the present capitalization of the Issuer or a change in the Issuer's charter or bylaws. At this time, no understandings or agreements have been made. Subject to market, general economic and other conditions as well as other factors deemed relevant by Mr. Lemmon, Jr., he may cause Lemmon Drop or the Snyder LP to, or may himself, acquire, directly or indirectly, beneficial ownership of additional shares of the Issuer in open-market transactions or privately negotiated transactions.

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.  691217 10 3                                         Page 4 of 5 Pages
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  Aggregate Number and Percentage of Common Stock

          Mr. Lemmon is the beneficial owner of 2,585,815 shares of Common Stock, which represents 43% of the outstanding shares of Common Stock of the Issuer. The 2,585,815 shares includes 133,800 shares of common stock purchasable upon the exercise of stock options.

          (b)  Number of Shares as to Which the Reporting Person has:

               (i)   Sole Power to Vote or Direct the Vote: 2,348,277

               (ii)  Shared Power to Vote or to Direct the Vote: 237,538

               (iii) Sole Power to Dispose or to Direct the Disposition:
                     2,348,277

               (iv)  Shared Power to Dispose or Direct the Disposition: 237,538

          Mr. Lemmon owns 237,538 shares of Common Stock jointly with Elise H. Lemmon, his wife. Mrs. Lemmon, a U.S. citizen, is a homemaker who resides in Villanova, Pennsylvania. During the past five years, Mrs. Lemmon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (c) Transactions Effected by the Reporting Person During the Past Sixty Days: On June ___, 2003, Mr. Lemmon, Jr. contributed 196,891 shares of common stock of the Issuer to Lemmon Drop Enterprises, L.P. at their tax basis value in consideration of additional limited partnership interests in the partnership.

          (d)  Not Applicable

          (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          None

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.  691217 10 3                                         Page 5 of 5 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 18, 2003                     /s/ George B. Lemmon, Jr.
                                    ------------------------------------
                                    George B. Lemmon, Jr., an individual





Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).